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SEC Mail Processing

MAR 05 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, Suite 800

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller

(Name – *if individual, state last, first, middle name*)

1776 Broadway	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fredericks Michael Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP, CCO

Title

YIDA B DIEZPRESILLA
NOTARY PUBLIC OF NEW JERSEY
COMM. #2356740
COMMISSION EXP. 03/05/2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on Fredericks Michael Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fredericks Michael Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza Suite 1500
New York NY 10001
Tel 212 557 9800
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The accompanying information contained in the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the accompanying information contained in the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Fredericks Michael Securities, Inc's auditor since 2021.

New York, New York
March 1, 2021

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Current Assets:		
Cash	$	34,531
Due from Related Party		79,107
Total Current Assets		113,638
Property and Equipment - Net		-
Total Assets	$	113,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	27,250
Total Current Liabilities		27,250
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)		100
Additional Paid-In Capital		82,500
Retained Earnings		3,788
Total Stockholders' Equity		86,388
Total Liabilities and Stockholders' Equity	$	113,638

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:		
Advisory Income	$	21,900
Operating Expenses		
Facilities Charge		36,000
Accounting Fees		46,500
Regulatory and Consulting Fees		3,389
Office and Other Operating Expenses		422
Total Operating Expenses		86,311
Net Loss From Operations		(64,411)
Net Loss Before Recovery of Income Taxes		(64,411)
Recovery of Income Taxes		
Current		(381)
Total Recovery of Income Taxes		(381)
Net Loss	$	(64,030)

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2020	$ 100	$ 82,500	$ 67,818	$ 150,418
Capital Contributions	-	-	-	-
Net Loss	-	-	(64,030)	(64,030)
Balance at December 31, 2020	$ 100	$ 82,500	$ 3,788	$ 86,388

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities:		
Net Loss	$	(64,030)
Adjustments To Reconcile Net Loss To Net Cash Provided by Operating Activities:		
(Increase) or Decrease in Current Assets:		
Due from Related Party		78,785
Increase or (Decrease) in Current Liabilities:		
Income Taxes Payable		(13,306)
Accounts Payable and Accrued Expenses		9,376
Net Cash Provided by Operating Activities		10,825
Net Increase in Cash		10,825
Cash at Beginning of Year		23,706
Cash at End of Year	$	34,531
Supplemental Disclosures of Non-cash flow information:		
Cash paid during the year for taxes	$	13,306

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. (The "Company") is a privately held New York Corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission (The "SEC") for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company, for the year ended December 31, 2020 had Advisory Income however, operations still resulted in a loss. Fredericks Michael & Co. Inc (FM-Co) an affiliate that owns 49% of the Company provides mergers and acquisition advisory, capital raising, and restructuring. When the transactions involve their client's potential buy or sell of shares, FM-Co will engage the services of the Company (see Note 3). The Company, for the year ended December 31, 2020 had Advisory Income, however, operations still resulted in loss. FM-Co, in addition to utilizing the Company for certain transactions has the intent and ability to fund any future losses.

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

C) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") in a prior year. The ASC 606 revenue recognition guidance, which has been amended and clarified several times, requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C) Revenue Recognition (continued)

The Company's principal source of revenue is derived from contingent advisory fee assignments which was historically recognized when the transaction was successfully consummated. Pursuant to ASC 606, each distinct service on these assignments is considered a performance obligation. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist, and performance obligations are met. If more than one performance obligation exists, the fees earned are allocated to each distinct performance obligation and revenue is recognized when each performance obligation is met.

Expenses are recorded when incurred except in the case of contingent advisory fee assignments, when these reimbursable expenses are recorded when the fee is recognized as earned. Any costs to obtain the client contracts are immaterial. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs.

D) Income Taxes

The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. Prior to January 1, 2019, the primary difference was attributable to its net operating loss tax carryforwards ("NOL"). During the year ended December 31, 2019, the entire NOL was utilized and there are no remaining NOL's or deferred tax assets.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2017.

The Company follows the guidance of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D) Income Taxes (continued)

more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2020, the Company has no material uncertain tax positions to be accounted for in the financial statement under this guidance. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

The Company has a net operating loss for December 31, 2020 of $64,030. Under the CARES Act, this deferred tax asset does not expire and is based upon the Company's future taxable income. Use of this net operating loss carryforward is limited however to 80% of taxable income in any one tax period. Due to the uncertainties relating to the realization of the deferred tax asset based on generating taxable income in future years, management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2020.

E) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

F) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

G) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are based on past experience and other assumptions that management believes are reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. The significant estimates of the Company include determination of allowances on deferred taxes, evaluation of collectability of amounts due from related party, and assessment and evaluation of going concern criteria.

H) Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2021, which is the date the financial statements were available to be issued, noting no events which affected the financial statements as of December 31, 2020.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

All the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2020 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2020, there were no uninsured amounts.

NOTE 3 - RELATED PARTY TRANSACTIONS WITH A SHAREHOLDER

The amount due from the related party, $79,107 at December 31, 2020 is pursuant to an Income and Cost Sharing agreement whereby the Company participates in advisory services with FM-Co. The agreement expires December 31, 2021 and is subject to renewal.

For the year ended December 31, 2020, one hundred percent (100%) of the Company's advisory income ($21,900) was originated from FM-Co. The facilities charges in the accompanying statement of operations, in the amount of $36,000, is in regard to such cost sharing agreement with FM-Co. This fee compensates FM-Co for the Company's use of certain facilities and talent of FM-Co.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(continued)

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was recorded for the year ended December 31, 2020.

NOTE 5 – PROVISION FOR (RECOVERY OF) INCOME TAXES

For the year ending December 31, 2020, the Net Income Tax Recovery consists of the following:

Current:		
Federal Corporation Tax	$	1,889
New York State Franchise Tax		(180)
New York City Corporation Income Tax		(2,090)
Income Tax Recovery	$	(381)
Deferred:		
Federal Corporation Tax		13,446
New York State Franchise Tax		4,162
New York City Corporation Income Tax		5,122
		22,730
Increase in Valuation Allowance		(22,730)
Total Deferred		-
Net Income Tax Recovery	$	(381)

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness. At December 31, 2020, the Company had a net capital of $7,281 which was $2,281 above the required net capital of $5,000. The Company's net capital ratio was 3.74 to 1.

NOTE 7 – COVID-19

On January 30, 2020, the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company has been monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report, the Company has not experienced and health-related issues with its staff.

SUPPLEMENTAL INFORMATION

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Net Capital		
Total stockholders' equity as of December 31, 2020	$	86,388
Deduct: stockholders' equity not allowable for net capital		-
Total stockholders' equity qualifying for net capital		86,388
Add: subordinated borrowings allowable in computation		-
Total capital and allowable subordinated borrowings		86,388
Deductions and/or changes:		
Non-allowable assets:		
Due from related party		79,107
Total deductions and/or changes:		79,107
Net Capital before haircuts on securities positions		7,281
Haircuts on securities		-
Net Capital	$	7,281
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable and accrued expenses	$	27,250
Minimum net capital required	$	5,000
Excess net capital	$	2,281
Excess net capital of the greater of 10 percent of total aggregate Indebtness or 120 percent of minimum net capital required	$	1,281
Ratio of aggregate indebtedness to net capital		3.74
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2020):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	7,281
Net audit adjustments resulting in increased capital		-
Net Capital per above	$	7,281

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report

To the Board of Directors
of Fredericks Michael Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Fredericks Michael Securities, Inc. identified the following: Fredericks Michael Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and (2) Fredericks Michael Securities, Inc. is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Fredericks Michael Securities, Inc. limits its business activities exclusively to: (1) providing advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities; and Fredericks Michael Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor, did Fredericks Michael Securities, Inc. carry accounts of or for customers. In accordance with the SEC FAQ update of July 1, 2020, Fredericks Michael Securities, Inc. is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Katz, Sapper & Miller, LLP

New York, New York
March 1, 2021

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212 557 9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

FREDERICKS MICHAEL SECURITIES INC.

430 PARK AVENUE
NEW YORK, NY 10022

Fredericks Michael Securities Inc.
Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. The Company did not directly or indirectly receive, hold, or otherwise own funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3).

Fredericks Michael Securities Inc.

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CCO, FINOP
March 1, 2021